Exhibit 6.4

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement” ) is made and entered effective as of the 26th, day of April, 2022 (the “Effective Date”), by and between The iRemedy Healthcare Companies, Inc., a Florida corporation (the “Company”), and Kevin Cheung (the “Executive”).

WITNESSETH:

WHEREAS, the Board of Directors of the Company (the “Board”) has approved the Company entering into an employment agreement with the Executive;

WHEREAS, the Executive has agreed to serve as Chief Financial Officer of the Company, and thus a key executive of the Company;

WHEREAS, the Company would like enter into a formal agreement with the Executive to set forth the terms of Executive’s employment; and

WHEREAS, Executive wishes to be employed by the Company and provide full-time services to the Company in return for the compensation and benefits detailed herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, including the agreements set forth below, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	Employment.

a.	Term. Subject to Section 4 hereof, the Company agrees to employ the Executive, and the Executive agrees to be employed by the Company for a period commencing on the Effective Date and ending on the third anniversary of the Effective Date (the “Initial Term”); provided however that the period of the Executive’s employment pursuant to this Agreement shall be automatically extended for successive one-year periods thereafter (each, a “Renewal Term”), in each case unless either Party hereto provides the other Party hereto with written notice that such period shall not be so extended at least one hundred and twenty (120) days in advance of the expiration of the Initial Term or the then-current Term, as applicable (the Initial Term and any Renewal Term, collectively, the “Term”). The Executive’s period of employment pursuant to this Agreement shall hereinafter be referred to as the “Employment Period.”

b.	Position and Duties. Executive (i) shall serve as the Chief Financial Officer of the Company with responsibilities, duties and authority customary for such position, subject to direction by the Board and Chief Executive Officer; (ii) shall report directly to the Chief Executive Officer; (iii) shall devote substantially all Executive’s working time and efforts to the business and affairs of the Company and its subsidiaries; and (iv) agrees to observe and comply with the Company’s rules and policies as adopted by the Company from time to time.

Place of Employment. Executive shall perform the services required by this Agreement at the Company’s executive offices in Stuart, Florida. In addition, the Company may from time to time require Executive to travel temporarily to other locations on the Company’s business.

2.	Compensation and Related Matters.

a.	Annual Base Salary. Executive shall receive a base salary at the rate of $300,000 per annum (the “Annual Base Salary”), subject to withholdings and deductions and which shall be paid to Executive in accordance with the customary payroll practices and procedures of the Company. Such Annual Base Salary shall be reviewed by the Board’s Compensation Committee not less than annually and may be adjusted from time to time.

b.	Bonus. Commencing in the calendar year 2022 and each calendar year thereafter during Executive’s employment with the Company, Executive will be eligible to receive a discretionary annual performance bonus, with a target achievement of 40% of Annual Base Salary (the “Annual Bonus”). The amount of the Annual Bonus that shall be payable shall be based on the achievement of predetermined performance goals to be determined by the Board, in its sole discretion. The amount of any Annual Bonus for which Executive is eligible shall be reviewed by the Board from time to time, provided that that target achievement for the Annual Bonus shall not be less than 40% of Annual Base Salary. Any Annual Bonus earned by Executive pursuant to this section shall be paid to Executive in accordance with Company policies, less authorized deductions and required withholding obligations, within three months following the end of the calendar year to which the bonus relates.

In addition, the Executive will be entitled to receive a one-time cash bonus of $150,000 when/if the Company succeeds at raising a minimum of $75 million in association with one of the following possible transactions: i) an Initial Public Offering and listing on a national exchange; ii) completion of a SPAC merger; or iii) receipt of a private equity investment. Payment of the one-time cash bonus will be paid within 30 days of the closing of the transaction, if/when applicable.

c.	Benefits. Executive shall participate in such full-time employee and executive benefit plans and programs as the Company may from time to time offer to senior executives of the Company, subject to the terms and conditions of such plans, including, without limitation, an executive family medical package.

d.	Vacation. Executive shall be entitled to vacation, sick leave, holidays and other paid time-off benefits provided by the Company from time to time which are applicable to the Company’s executive officers in accordance with Company policy. The opportunity to take paid time off is contingent upon Executive’s workload and ability to manage his schedule.

e.	Business Expenses. The Company shall reimburse Executive for all reasonable, documented, out-of- pocket travel and other business expenses incurred by Executive in the performance of Executive’s duties to the Company in accordance with the Company’s applicable expense reimbursement policies and procedures as in effect from time to time.

f.	Reimbursement of Relocation Expenses. In view of the Executive agreeing to relocate from Scottsdale, Arizona to the Stuart, Florida area, the Company agrees to reimburse the Executive for relocation expenses up to $50,000 in aggregate.

3.	Equity Awards.

a.	Restricted Stock Units. The Executive shall be awarded 300,000 Restricted Stock Units (RSUs) of iRemedy under the Company’s 2021 Equity Incentive Plan (the “Equity Plan”). 100% of the RSUs issued to the Executive shall vest on the 90th day following the Executive’s official commencement date of May 9, 2022.

b.	Additional Equity Awards. Executive shall be eligible to be granted additional equity awards in accordance with the Company’s policies as in effect from time to time.

4.	Termination.

a.	Termination of Employment. The Company may terminate the Executive’s employment hereunder for any reason during the Term, and the Executive may voluntarily terminate his employment hereunder for any reason during the Term, in each case (other than a termination by the Company for Cause) at any time upon not less than 30-days notice to the other Party (the date on which the Executive’s employment terminates for any reason is herein referred to as the “Termination Date”). Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be entitled to (a) payment of any Base Salary earned but unpaid through the date of termination; (b) unused paid time off (consistent with Section 2.d. hereof) paid out at the per-business-day Base Salary rate; (c) additional vested benefits (if any) in accordance with the applicable terms of applicable Company arrangements; and (d) any unreimbursed expenses in accordance with Section 2.e. hereof (collectively, the “Accrued Amounts”). The Accrued Amounts described in Section 4.a. shall by paid to the Executive within 30 days following the Termination Date (or, if later, following the Executive’s presentation of supporting documentation for unreimbursed expenses in accordance with 2.e.).

b.	Termination by the Company other than for Cause, Death or Disability; Termination by the Executive for Good Reason. If the Executive’s employment is terminated (a) by the Company other than for Cause, death or Disability or (b) by the Executive for Good Reason, in addition to the Accrued Amounts, the Executive may elect to continue group health coverage under any Company group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall reimburse the Executive for a portion of his COBRA premiums, such that his unreimbursed cost of COBRA premiums does not exceed the cost to the Executive of such health plan premiums immediately prior to termination, for a period of up to six months after his termination (or until he is no longer eligible for COBRA continuation, if sooner). Such reimbursements for COBRA premiums shall not be made to the extent such payments would result in any additional tax or penalty to the Company under the Affordable Care Act or any other applicable law. The Company’s obligations to pay the COBRA premiums described above shall be conditioned upon the Executive’s continued compliance with his obligations under Section 4 of this Agreement.

c.	Voluntary Resignation by the Executive other than for Good Reason; Termination due to Death or Disability; Termination Due to, Upon or Following Non-Renewal of the Agreement. If (a) the Executive voluntarily terminates his employment at any time, other than for Good Reason, (b) if the Executive’s employment is terminated due to the Executive’s death or Disability or (c) if the Executive’s employment terminates due to, upon or following non-renewal of the Agreement by either Party in accordance with Section 1.a., then the Executive (or his estate) shall be entitled to no payment or compensation whatsoever from the Company under this Agreement, other than the Accrued Amounts.

d.	Termination by the Company for Cause. If the Company terminates the Executive’s employment for Cause, then the Executive shall be entitled to no payment or compensation whatsoever from the Company under this Agreement, other than the Accrued Amounts.

e.	Exclusive Remedy. The foregoing payments upon termination of the Executive’s employment shall constitute the exclusive benefits due the Executive upon termination of his employment.

f.	Cooperation. Following the termination of the Executive’s employment with the Company for any reason, the Executive shall reasonably cooperate with the Company upon reasonable request of the Chief Executive Officer and/or Board and be reasonably available to the Company (taking into account any other full-time employment of the Executive) with respect to matters arising out of the Executive’s services to the Company.

g.	Duty of Confidentiality. Executive agrees that during employment with the Company and for a period of two (2) years following the termination or resignation of Executive from employment with the Company, Executive shall not, directly or indirectly, divulge or make use of any Confidential Information of the Company other than in the performance of Executive’s duties for the Company. While employed by the Company, Executive shall make all reasonable efforts to protect and maintain the confidentiality of the Confidential Information of the Company. In the event that Executive becomes aware of unauthorized disclosures of the Confidential Information by anyone at any time, whether intentionally or by accident, Executive shall promptly notify the Company. This Agreement does not limit the remedies available to the Company under common or statutory law as to trade secrets or other types of confidential information, which may impose longer duties of non-disclosure.

h.       Return of Property and Information. Executive agrees not to remove any Company property from Company premises, except when authorized by the Company. Executive agrees to return all Company property and information (whether confidential or not) within Executive’s possession or control within seven (7) calendar days following the termination or resignation of Executive from employment with the Company. Such property and information includes, but is not limited to, the original and any copy (regardless of the manner in which it is recorded) of all information provided by Company to Executive or which Executive has developed or collected in the scope of Executive’s employment with the Company, as well as all Company-issued equipment, supplies, accessories, keys, instruments, tools, devices, computers, cell phones, pagers, materials, documents, plans, records, notebooks, drawings, or papers. Upon request by the Company, Executive shall certify in writing that Executive has complied with this provision; and has permanently deleted all Company information from any computers or other electronic storage devices or media owned by Executive. Executive may only retain information relating the Executive’s benefit plans and compensation to the extent needed to prepare Executive’s tax returns.

i.	Non-Competition. Executive agrees that during for twenty four (24) months after Executive’s termination (the Restricted Period), and within the Restricted Territory, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, perform services on behalf of a Competing Business, and which are the same as or similar to those types of services conducted, authorized, offered, or provided by Executive to the Company within 24 months prior to Executive’s termination or resignation.

j.	Non-Recruitment of Company Employees and Contractors. Executive agrees that during the Restricted Period, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, solicit or induce any employee or independent contractor of the Company with whom Executive had Material Contact, to terminate or lessen such employment or contract with the Company.

k.	Non-Solicitation of Company Customers. Executive agrees that during the Restricted Period, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, solicit any actual or prospective customers of the Company with whom Executive had Material Contact, for the purpose of selling any products or services to such customers on behalf of a Competing Business.

l.	Non-Solicitation of Company Vendors. Executive agrees that during the Restricted Period, Executive shall not, directly or indirectly, whether on Executive’s own behalf or on behalf of any other person or entity, solicit any actual or prospective Vendor of the Company with whom Executive had Material Contact, for the purpose of purchasing products or services to support a Competing Business.

m.	Acknowledgements. Executive acknowledges and agrees that the provisions of Section 4 are reasonable as to time, scope and territory given the Company’s need to protect its Confidential Information and its relationships and goodwill with its customers, suppliers, employees and contractors, all of which have been developed at great time and expense to the Company. Executive represents that Executive has the skills and abilities to obtain alternative employment that would not violate these Restrictive Covenants in the event that Executive leaves employment with the Company, and that these Restrictive Covenants do not pose an undue hardship on Executive. Executive further acknowledges that Executive’s breach of any of the provisions of Section 4 would likely cause irreparable injury to the Company, and therefore entitle the Company to injunctive relief, in addition to any other remedies available in law or equity, without the necessity of posting a bond.

5.	Assignment and Successors.

The Company may assign its rights and obligations under this Agreement to any successor to all or substantially all of the business or the assets of the Company (by merger or otherwise), and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. This Agreement shall be binding upon and inure to the benefit of the Company, Executive and their respective successors, assigns, personnel and legal representatives, executors, administrators, heirs, distributees, devisees, and legatees, as applicable. None of Executive’s rights or obligations may be assigned or transferred by Executive, other than Executive’s rights to payments hereunder, which may be transferred only by will or operation of law.

6.	Miscellaneous Provisions.

a.	Work Eligibility; Confidentiality Agreement. As a condition of Executive’s employment with the Company, Executive will be required to provide evidence of Executive’s identity and eligibility for employment in the United States. It is required that Executive bring the appropriate documentation with Executive at the time of employment. As a further condition of Executive’s employment with the Company, Executive shall enter into and abide by the Company’s standard Employee Confidentiality and Proprietary Rights Agreement (the “Confidential Information Agreement”).

b.	Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California without regard to the conflicts of law provisions thereof.

c.	Notices. Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid (or if it is sent through any other method agreed upon by the parties), as follows:
d.
(i)	If to the Company at:

Company: The iRemedy Healthcare Companies, Inc. 7118 Kanner Highway

Stuart, Florida 34997

Phone: 407-395-4283

(ii)	If to Executive, at the address set forth on the signature page hereto.

(iii)	Or at any other address as any Party shall have specified by notice in writing to the other Party.

1.

e.	Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile shall be deemed effective for all purposes.

f.	Entire Agreement. The terms of this Agreement, collectively with the Change in Control and Severance Agreement and the Confidential Information Agreement, is intended by the Parties to be the final expression of their agreement with respect to the employment of Executive by the Company and supersede all prior understandings and agreements, whether written or oral. The Parties further intend that this Agreement, collectively with the Change in Control and Severance Agreement and the Confidential Information Agreement, shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

g.	Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Executive and a duly authorized officer of Company. By an instrument in writing similarly executed, Executive or a duly authorized officer of the Company, as applicable, may waive compliance by the other Party with any specifically identified provision of this Agreement that such other Party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

h.	Arbitration. Executive and the Company agree that if any dispute, controversy or claim should arise between Executive and the Company (including claims against its employees, officers, directors, shareholders, agents, successors and assigns) relating or pertaining to or arising out of Executive’s employment with the Company or this Agreement, the dispute will be submitted exclusively to binding arbitration before a neutral arbitrator conducted in the state of Florida, in accordance with the commercial rules of the American Arbitration Association then in force. This means that disputes will be decided by an arbitrator rather than a court or jury, and that both Executive and the Company waive their respective rights to a court or jury trial. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding anything herein to the contrary, Executive and the Company each have the right to resolve any issue or dispute over intellectual property rights by court action instead of arbitration.

i.	Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement (including, without limitation, any allowances and reimbursements) any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

7.	Section 409A.

The intent of the Parties is that the payments and benefits under this Agreement be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (collectively with the Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date, “Section 409A”), and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be exempt therefrom. If Executive notifies the Company that Executive has received advice of tax counsel of a national reputation with expertise in Section 409A that any provision of this Agreement would cause Executive to incur any additional tax or interest under Section 409A (with specificity as to the reason therefor) or the Company independently makes such determination, the Company and Executive shall take commercially reasonable efforts to reform such provision to try to comply with or be exempt from Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A, provided that any such modifications shall not increase the cost or liability to the Company. To the extent that any provision hereof is modified in order to comply with or be exempt from Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Executive and the Company of the applicable provision without violating the provisions of Section 409A.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date and year first above written.

THE IREMEDY HEALTHCARE COMPANIES, INC.

By: /s/ Anthony Paquin

Name: Anthony Paquin

Title: Chairman of the Board and Chief Executive Officer

EXECUTIVE

By: /s/ Kevin Cheung Kevin Cheung